Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of Alliance Financial Corporation	State or Other Jurisdiction of Incorporation or Organization

Alliance Bank, N.A.	United States

Alliance Financial Capital Trust I	State of Delaware

Alliance Financial Capital Trust II	State of Delaware

Ladd’s Agency, Inc.	State of New York

Subsidiaries of Alliance Bank, N.A.	State or Other Jurisdiction of Incorporation or Organization

Alliance Preferred Funding Corp.	State of Delaware

Alliance Leasing, Inc.	State of New York